Pre-Warrant Intervention: Reducing Warrants Issued to Benefit Courts and Citizens



Matterhorn™
BY COURT INNOVATIONS

Case Study: 61st District Court - Grand Rapids, MI

The Opportunity:

Outstanding warrants are a significant issue in Michigan and across the country. Warrant management is a complex and time-consuming process that presents numerous challenges for courts and law enforcement.

The 61st District Court in Grand Rapids, Michigan sought a novel solution to the warrant challenge: a "pre-warrant" intervention. Partnering with Court Innovations, the Court developed a program on the Matterhorn platform designed to reach citizens who were about to be issued a failure to appear warrant.

At the time of the pilot launch in August of 2015, Court Administrator Gary Secor estimated that Grand Rapids issued over 5,500 bench warrants each year for citizens who failed to appear in court. (Not including the number of citizens who were issued a warrant for failing to pay fines to the court.) The primary objective for the Matterhorn pilot was to reduce the number of new bench warrants – slowing the growth of the warrant backlog, as well as saving the court significant time, money, and energy.

> " *You look at 550 cases — that's 550 individuals that won't be spending a couple days in jail. Five hundred fifty less arrests that officers have to make. And all that adds up.* "
> – Gary Secor, 61st *District Court Administrator*



52.5 MIN TO TRANSPORT CITIZEN TO JAIL

45 MIN TO ISSUE A WARRANT

15 MIN TO CLEAR WARRANT FROM SYSTEM

20 MIN FOR BOND PROCESSING

4 2/3 hr average time on FTAs[1]

30 MIN TO BOOK AND PROCESS

117.5 MIN FOR AN FTA ARREST

The Solution:

The warrant intervention program was designed to collect information directly from the 61st District's court case management system. This integration enabled the court to view all relevant information about the case and the ability to reschedule court dates as needed. Once the backend of the module was configured the focus shifted to solving the issue of notifying the citizen of their "pre-warrant status."

The system was designed to send several types of messages: SMS (text messages), email messages, and traditional mailings. Due to the limited availability of contact numbers for text, the program was initiated with mailed outreach. Postcards were designed and sent to the citizens' last known address for the 61st District Court. Meanwhile, systems were configured to gather cell phone information for future correspondence.

Once the court determines a citizen has entered "pre-warrant" status, their address is added to a mailing list and shortly after they receive a postcard. Postcards include instructions on how to resolve a case online and provides the website URL.

In some instances, the citizen is no longer living at that address

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A message from 61st District Court

A bench warrant may be issued for your arrest!

According to the 61st District Court records, you failed to appear for a scheduled court appearance. Request to reschedule your court date now by following the instructions to the right.

If you do not act within 10 days, the offer to resolve your case online will expire.

61st District Court • Grand Rapids, Michigan
616.632.5525 • grcourt.org

Resolve Now

Step 1 - Go online to CourtInnovations.com/MID61

Step 2 - Enter you date of birth and your Case Number. It's printed above your name on the other side of this postcard.

Step 3 - Answer a few questions and submit your request.

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1 Rosenbaum, David I & Hutsell, Nicole & Tomkins, Alan J & Bornstein, Brian H & Herian, Mitchel N et al. (2012-01-01). Court date reminder postcards: a benefit-cost analysis of using reminder cards to reduce failure to appear rates. InJudicature. 95 (4), 177-187.

for various reasons, such as mental illness or homelessness. However, family members often receive the postcards and are able to contact their relatives who then begin the intervention process.

After citizens become aware of their potential warrant(s), they are able to begin the steps to resolve it. The first step is to enter their case information on the website and answer questions as to why they did not pay their fines or appear in court on their scheduled date. This information has provided valuable insight into citizen barriers to access - including being unable to take time off of work, or to arrange transportation, as well as financial challenges and the ability to pay. In addition, the court staff is able to read through these messages with more efficiency than addressing them in individual in-person meetings or phone calls, and can expedite the court date rescheduling process.

Once the citizen has submitted their case information, the process is mostly finished. The information is forwarded to the senior criminal clerk who is able to reset the show-cause hearing date once he is satisfied with the citizen's explanation. In some instances, the clerk will consult with the judge offline. However, the majority of citizens receive a new court date and their countdown to a warrant being issued is reset as they work to resolve their case.

> *The idea was to resolve cases before warrants are issued so you are not adding to the huge warrant backlog.*
> — MJ Cartwright, Court Innovations CEO

> *In many instances, there could be a valid reason for the no-show. Maybe you couldn't arrange for childcare that day. Maybe you didn't have transportation. Maybe you lost your hearing notice date and you couldn't find it.*
> — Gary Secor, 61st *District Court Administrator*

The Outcomes:

The pre-warrant intervention module for post-adjudication failure to appear warrants in the 61st District Court has already reached all goals in less than a year. Approximately 9% of citizens who are eligible resolve their case online after receiving the initial postcard. This translates to immeasurable savings for the court.

Issuing just one warrant involves docketing time and coordination for the clerks, administrative time and coordination, the labor to issue the warrant (which includes significant paperwork), as well as the enforcement of the warrants. For Grand Rapids police departments, arresting and processing citizens for failure to appear warrants takes much-needed time from their other critical responsibilities. The 61st District pre-warrant intervention module has significantly impacted these issues, reducing the time and resources associated with warrant resolution. By using Matterhorn to prevent just over 9% of post-adjudication failure to appear warrants in Grand Rapids, the court avoids going through these processes 550 times.

> *My feelings are — if people are going out of their way to contact us, then they do really want to resolve the issue and by and large, for the most part, we will probably reschedule the hearing.*
> — Tanya Todd, 61st *District Court Clerk*

734. 506. 0620
info@courtinnovations.com
courtinnovations.com

